POLYMET MINING CORP.	TSX Venture Exchange: POM American Stock Exchange: PLM
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	06-07

POLYMET STRENGTHENS NORTHMET OPERATING TEAM

Vancouver, British Columbia, July 6, 2006 - PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) announced today that it has expanded its team dedicated to construction and commercial development of PolyMet’s copper-nickel-precious metals NorthMet Project located in the established mining district of northeastern Minnesota.

The new members of the team, who have extensive construction and operations experience in Minnesota, are:

  Joseph Scipioni – Vice President - Operations and Development. Mr. Scipioni, 52, had a 30-year career with United States Steel Corporation (NYSE: X), culminating in his recent position as Plant Manager at United States Steel Corporation’s Keewatin Taconite plant in Keewatin, Minnesota. Mr. Scipioni is a civil engineer and has served in leadership positions with the Iron Mining Association of Minnesota, United Way of Northeastern Minnesota and Hibbing Chamber of Commerce. In addition, he has been active with the Central Iron Range Initiative and Laurentian Vision, organizations planning economic and community development on Minnesota’s Iron Range.

  Steve Ryan – Project Construction Manager. Mr. Ryan, 61, has a successful 30-year track record of construction management with Allete/Minnesota Power (NYSE: ALE) involving large industrial projects such as power plants and paper mills. Mr. Ryan is widely recognized as a skilled construction manager. He has also established a reputation of fostering harmonious labor relations.

William Murray, President and Chief Executive Officer of PolyMet said, “I am pleased to welcome professionals with the experience and expertise of Joe Scipioni and Steve Ryan to the PolyMet team. During the current boom in mining activity around the world, it is becoming increasingly difficult to recruit experienced and qualified people. We are delighted that Joe and Steve have chosen to join the PolyMet team.”

“These additions represent an important step in our plan to progress smoothly from completion of the Definitive Feasibility Study, scheduled for completion by the end of the third quarter of this year, to detailed engineering and procurement that, in turn, we plan to tie in to receipt of operating permits by the middle of 2007 leading to commercial production a year later,” Murray said.

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-platinum group metal deposit and 100% of a large processing facility located approximately six miles from the deposit in the established mining district of the Mesabi Iron Range in northeastern Minnesota. The Company is completing its Definitive Feasibility Study and seeking environmental and operating permits in order to commence commercial production anticipated in the third quarter of 2008.

POLYMET MINING CORP.

Per: “William Murray”
William Murray, President

For further information, please contact:
PolyMet Mining Corp.
Warren Hudelson, Public Affairs
218-245-3634
whudelson@polymetmining.com

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company’s expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.